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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                           (Amendment No. ______________)*


                           Crown Cork & Seal Company, Inc.
          -----------------------------------------------------------------
                                   (Name of Issuer)

                 4.5% Convertible Prefered Stock, par value $41.8875
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                      228255-303
                      ------------------------------------------
                                    (CUSIP Number)

                    c/o Richard D. Scribner, Salomon Brothers Inc
                 Seven World Trade Center, New York, New York  10048
                                    (212) 783-7400
          -----------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                  February 22, 1996
                      ------------------------------------------
                (Date of Event with Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-
          1(b)(3) or (4), check the following box.  (   )

          Check the following box if a fee is being paid with the statement. ( X ) (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other





          parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     SCHEDULE 13D
  CUSIP No.  228255303                                 Page  2  of  73
                                                       Pages
- ---------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Salomon Brothers International Limited
- ---------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [   ]
                                                             (b) [ X ]
- ---------------------------------------------------------------------------
    3    SEC USE ONLY

- ---------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
- ---------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ X ]
- ---------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         England
- ---------------------------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER

      SHARES       --------------------------------------------------------

   BENEFICIALLY    8    SHARED VOTING POWER

     OWNED BY                636,750 shares
                   --------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER

    REPORTING
                   --------------------------------------------------------
       WITH        10   SHARED DISPOSITIVE POWER

                             636,750 shares
- ---------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,951 shares
- ---------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                            [   ]

- ---------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%
- ---------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         CO, BD
- ---------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                     ATTESTATION.


                                     SCHEDULE 13D
   CUSIP No.  228255303                                   Page  3  of  73
                                                        Pages
- ---------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Salomon Brothers Holding Company Inc
          13-3082695
- ---------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [   ]
                                                               (b) [ X ]
- ---------------------------------------------------------------------------
     3    SEC USE ONLY

- ---------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          WC, OO
- ---------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ X ]
- ---------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- ---------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

       SHARES       -------------------------------------------------------

    BENEFICIALLY    8    SHARED VOTING POWER

      OWNED BY                755,951 shares
                    -------------------------------------------------------
        EACH        9    SOLE DISPOSITIVE POWER

     REPORTING
                    -------------------------------------------------------
        WITH        10    SHARED DISPOSITIVE POWER

                              755,951 shares
- ---------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          755,951 shares
- ---------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [   ]
- ---------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.1%
- ---------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          CO, HC
- ---------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                     ATTESTATION.



          Item 1.  Security and Issuer.

                    The title of the class of equity securities to which this statement relates is the 4.5% Convertible Preferred Stock, par value $41.8875 (the "Preferred Stock"), of Crown Cork & Seal Company, Inc., a Pennsylvania corporation (the "Issuer"), which Preferred Stock became registered under the Securities Exchange Act on February 22, 1996. The principal executive offices of the Issuer are located at 9300 Ashton Road, Philadelphia, Pennsylvania 19136.

          Item 2.   Identity and Background.

                    (a-c, f) This statement on Schedule 13D is being filed jointly by Salomon Brothers Holding Company Inc ("SBHC"), a corporation organized under the laws of the State of Delaware, and Salomon Brothers International Limited ("SBIL"), a corporation incorporated under the laws of England. Each of SBHC and SBIL hereby agrees that this statement is being filed on behalf of each of them.

                    SBIL is a wholly-owned subsidiary of Salomon Brothers Europe Limited ("Salomon Europe"), a corporation incorporated under the laws of England. Salomon International Limited ("SIL"), a corporation organized under the laws of Delaware, owns 75% of the common stock of Salomon Europe, and Salomon (International) Finance AG ("SIF"), a Swiss corporation with limited liability, owns the remaining 25% of the common stock, as well as 100% of the preferred stock, of Salomon Europe. SIL and SIF are both wholly-owned subsidiaries of SBHC, which is in turn a wholly-owned subsidiary of Salomon Inc, a corporation organized under the laws of the State of Delaware. The principal executive offices of each of SBIL, Salomon Europe and SIL are located, and principal business activities conducted, at Victoria Plaza, 111 Buckingham Palace Road, London SW1W OSB England. The principal executive office of SIF is located, and principal business activities conducted, at Grafanauweg 6, 6304 Zug, Switzerland. The principal executive offices of each of SBHC and Salomon Inc are located, and principal business activities conducted, at Seven World Trade Center, New York, New York 10048.

                    SBIL is a UK investment firm whose principal business is the general brokerage, dealer and investment banking business. The principal business of Salomon Europe is the ownership of all the outstanding shares of common stock of SBIL. The principal business of SIL is the ownership of 75% of the outstanding shares of common stock of Salomon Europe. The principal business of SIF is serving as a service unit accommodating the liquidity needs of its affiliates. The principal business of SBHC, in addition to the ownership of all the outstanding shares of SIL and SIF, is the ownership of all the outstanding shares of common stock of Salomon Brothers Inc ("SBI"), a Delaware corporation and a registered broker-dealer that succeeded to the business of Salomon Brothers, a New York limited partnership, on October 1, 1981. The principal business of Salomon Inc is the ownership of all the outstanding shares of common stock of SBHC and Phibro Energy USA Inc. (which owns four oil refineries in Texas and London and other asset-based businesses) and the conduct of commodities trading (concentrating on crude oil and energy derivatives) through its Phibro Energy Division.

                    The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of SBIL are set forth in Annex A hereto, which is incorporated herein by reference. The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of Salomon Europe are set forth in Annex B hereto, which is
          incorporated herein by reference.    The names, citizenship,
          business addresses and principal occupations or employments of each of the executive officers and directors of SIL are set forth in Annex C hereto, which is incorporated herein by reference. The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of SIF are set forth in Annex D hereto, which is incorporated herein by reference. The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of SBHC are set forth in Annex E hereto, which is incorporated herein by reference. The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of Salomon Inc are set forth in Annex F hereto, which is incorporated herein by reference.

                    (d-e) On May 20, 1992, SBI and Salomon Inc (together "Salomon") consented, without admitting or denying any of the allegations of the concurrently filed complaint, to the entry of a Final Judgment of Permanent Injunction and Other Relief (the "Final Judgment") in settlement of an action arising out of alleged misconduct in auctions of U.S. Treasury securities and government securities trading, brought by the Securities and Exchange Commission (the "SEC") in the United States District Court of the Southern District of New York, entitled Securities and Exchange Commission v. Salomon Inc and Salomon Brothers Inc (92 Civ. 3691 and Securities and Exchange Act Release No. 30721 (May 20, 1992)) (the "Treasury Matter"). Among other things, the Final Judgment enjoins Salomon from violations of Section 17(a) of the Securities Act of 1933 (the "1933 Act"), Section 10(b), 15(c)(1) and 17(a) of the 1934 Act and Rules 10b-5, 15c1-2, 17a-3
          and 17a-4 promulgated thereunder. Pursuant to the settlement, Salomon was required to pay a total amount of $290,000,000, with $100,000,000 going to a fund for the payment of private claims for compensatory damages arising out of the U.S. Treasury auction and related matters and $190,000,000 to the United States in payment of civil penalties under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 and a forfeiture of assets to and settlement of claims with the Department of Justice against SBI. On the same day, in other related actions solely involving SBI, the SEC instituted and settled an administrative proceeding relating to a failure to supervise the persons responsible for the alleged misconduct, the Federal Reserve Bank of New York announced the continuation of SBI's primary dealer designation but a cessation of its trading activity until August 3, 1992, and the Department of Treasury announced that SBI would be permitted to resume bidding for customers on August 3, 1992, having restricted SBI to purchasing securities for its own account in U.S. Treasury auctions since August 18, 1991.

                    In January and February 1993, SBI, without admitting or denying any allegations, entered into consent agreements and, in some states, consent orders with 41 state securities regulators in settlement of certain claims in respect of SBI's state broker-dealer registrations arising out of SBI's activities described in the Treasury Matter. Pursuant to the settlement with the states, SBI agreed, among other things, to (i) comply with those provisions of the order issued by the SEC in the Treasury Matter that imposed remedial sanctions with respect to alleged violations of securities laws by former personnel of SBI in auctions for United States Treasury Securities during 1990 and 1991; (ii) pay $50,000 to each state participant in the settlement as reimbursement for costs of investigation related to the Treasury Matter; and (iii) with respect to some states, contribute $2,000,000 to a multi-state investor protection trust fund to be created for the purpose of providing funds for projects promoting the cause of investor protection.

                    Other than as aforesaid, during the last five years neither SBIL nor SBHC, nor, to the best knowledge of SBIL and SBHC, Salomon Europe, SIL, SIF, Salomon Inc or any of the persons listed in Annexes A, B, C, D, E and F hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which SBIL, SBHC, Salomon Europe, SIL, SIF, Salomon Inc or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration.

                    Pursuant to an Exchange Offer Agreement dated May 22, 1995 between the Issuer and Compagnie Generale d'Industrie et de Participations, the principal shareholder of Carnaud Metalbox ("Carnaud"), the Issuer acquired control of Carnaud by making an Offer to Exchange or Purchase (the "Exchange Offer") shares of Carnaud. Pursuant to the Exchange Offer, each share of Carnaud validly tendered could be exchanged for (1) FF 225 in cash or (2)
          1.086 Units of the Issuer, each Unit consisting of (x) .75 shares of common stock of the Issuer and (y) .25 shares of Preferred Stock of the Issuer.

                    In a series of transactions entered into by SBIL with two counterparties from November 29, 1995 through January 15, 1996, SBIL obtained the right (the "Options") to acquire shares of Carnaud stock at French francs 225 per share, which shares of Carnaud stock were exchangeable pursuant to the Exchange Offer for, among other things, up to 610,301 shares of Preferred Stock. The aggregate premiums for the Options paid by SBIL to its counterparties was approximately French francs 4,875,878. Copies of the Options are attached hereto as Exhibits 1 and 2 and incorporated by reference herein.

                    Simultaneously with entering into the Options, SBIL entered into transactions with SBI granting SBI identical rights to those granted to SBIL pursuant to the Options for identical premiums. On January 31, 1996, SBI exercised its rights with SBIL, and SBIL exercised the Options with its counterparties, as a result of which SBI became entitled to receive, among other things, an aggregate of 610,301 shares of Preferred Stock when issued by the Issuer pursuant to the Exchange Offer. The amount of funds used by SBIL to exercise the Options, and by SBI to exercise its rights with SBIL, was approximately French francs 505,773,650. SBIL received the funds used for payment upon its exercise from the payment received from SBI upon its exercise of its rights. SBI's funds came from its working capital, which in the normal course includes the proceeds from day loans and demand loans entered into in the ordinary course of business with numerous banks. Such demand loans are secured virtually entirely by securities owned by SBI.

                    On February 1, 1996, SBIL tendered a portion of the shares of stock of Carnaud owned by it pursuant to the Exchange Offer and elected to receive Units in exchange that included 777,750 shares of Preferred Stock. On February 15, 1996, the Issuer announced the results of the Exchange Offer and that the exchange would take place on February 26, 1996. The final settlement date on which the exchange occurred and the Preferred Stock was issued was February 26, 1996. The effective cost to SBIL for acquiring the shares of Carnaud it submitted in the Exchange Offer exchanged for 777,750 shares of Preferred Stock is estimated to have been approximately French francs 157,611,623. These funds came from SBIL's working capital, which in the normal course includes the proceeds from day loans and demand loans entered into in the ordinary course of business with numerous banks. Such demand loans are secured virtually entirely by securities owned by SBIL.

          Item 4.   Purpose of Transaction.

                    The Preferred Stock to which this Statement relates was acquired by SBI and SBIL in the ordinary course of its business in connection with its investment and arbitrage activities.

                    SBI and SBIL at any time or from time to time may (i) acquire, or agree to acquire, or acquire put or call options relating to, additional shares of Preferred Stock or other securities of the Issuer, (ii) sell, or agree to sell, or sell put or call options relating to, some or all of such shares of Preferred Stock or other securities of the Issuer, in each such case in the open market, in negotiated transactions, or otherwise, (iii) convert Preferred Stock owned by SBI or SBIL, respectively, into shares of common stock of the Issuer, (iv) make or receive proposals and enter into negotiations with respect to such transactions and/or (iv) surrender such shares of Preferred Stock or such other securities of the Issuer owned by SBI or SBIL, respectively, in connection with any merger, tender offer or other acquisition transaction involving the Issuer. SBI's and SBIL's decisions in such regard will be based upon the prevailing price of the Preferred Stock or other such securities in the open market and/or in any negotiated transactions, the value of any consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Issuer, tax considerations and any other relevant factors.


          Item 5.   Interest in Securities of the Issuer.

                    (a-b) At 4:00 p.m., Eastern Daylight Savings Time, on April 22, 1996, SBI owned 119,201 shares of Preferred Stock and SBIL owned 636,750 shares of Preferred Stock. In its Current Report on Form 8-K dated March 1, 1996, the Issuer indicated that 12,432,622 shares of Preferred Stock were issued and outstanding as of February 26, 1996. Based on such information, the 119,201 shares owned by SBI represent in the aggregate less than 1% of the Preferred Stock outstanding, the 636,750 shares owned by SBIL represent in the aggregate approximately 5.12% of the Preferred Stock outstanding and the 755,951 shares indirectly beneficially owned by SBHC represent in the aggregate approximately 6.1% of the Preferred Stock outstanding.

                    By reason of their relationship, Salomon Inc and SBHC may be deemed to share voting and dispositive power with respect to Preferred Stock owned by SBI, and Salomon Inc, SBHC, SIL, SIF and Salomon Europe may be deemed to share voting and dispositive power with respect to Preferred Stock owned by SBIL.

                    Except as described above, neither SBHC nor SBIL nor, to the best knowledge of SBIL or SBHC, any of Salomon Inc, SIL, SIF, Salomon Europe or the persons listed in Annexes A, B, C, D, E or F hereto beneficially owned any Preferred Stock at 4:00 p.m., Eastern Daylight Savings Time, on April 22, 1996.

                    (c) The dates, numbers of shares and prices per share for all purchases and sales of Preferred Stock from December 17, 1995 through 4:00 p.m., Eastern Daylight Savings Time, on April 22, 1996 are shown on Annex G hereto, which is incorporated herein by reference. Except as otherwise noted on Annex G, all such purchases and sales of Preferred Stock made by SBI and SBIL before February 28, 1996 were made on a when, as and if issued basis in the over-the-counter market. All such purchases and sales of Preferred Stock made by SBI and SBIL on or after February 28, 1996 were effected on the New York Stock Exchange.

                    Except as described above, neither SBHC nor SBIL nor, to the best knowledge of SBIL or SBHC, any of Salomon Inc, SIL, SIF, Salomon Europe or the persons listed on Annexes A, B, C, D, E or F hereto made any purchases or sales of Preferred Stock from December 17, 1995 through 4:00 p.m., Eastern Daylight Savings Time, on April 22, 1996.

                    (d-e) Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or

                    Relationships with Respect to Securities of the Issuer.

                    Neither SBHC nor SBIL nor, to the best knowledge of SBHC or SBIL, any of Salomon Inc, SIL, SIF, Salomon Europe or the persons listed on Annexes A, B, C, D, E or F hereto have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

          Item 7.   Material to Be Filed as Exhibits.

                    Exhibit 1. Agreements dated November 29, 1995 between Silverton International Fund Ltd. and SBIL.

                    Exhibit 2. Agreements dated December 15, 1995, December 29, 1995, January 4, 1996, January 11, 1996 and January 15, 1996 between Nomura Option International plc and SBIL.


                                       ANNEXES

          A. Executive Officers and Directors of Salomon Brothers International Limited.

          B.   Executive Officers and Directors of Salomon Brothers Europe
               Limited.

          C.   Executive Officers and Directors of Salomon International
               Limited.

          D. Executive Officers and Directors of Salomon Brothers (International) Finance AG.

          E. Executive Officers and Directors of Salomon Brothers Holding Company Inc.

          F.   Executive Officers and Directors of Salomon Inc.

          G. Description of purchases and sales of Preferred Stock by Salomon Brothers Inc and Salomon Brothers International Limited from December 17, 1995 through 4:00 p.m., Eastern Daylight Savings Time, on April 22, 1996.


                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  April 23, 1996

                                        SALOMON BROTHERS INTERNATIONAL
                                        LIMITED

                                        By /s/ Ian Pellow
                                          ----------------------------
                                          Name:  Ian Pellow
                                          Title:  Secretary



                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  April 23, 1996

                                        SALOMON BROTHERS HOLDING COMPANY
                                        INC

                                        By /s/ Andrew Constan
                                          ------------------------------
                                          Name:  Andrew Constan
                                          Title:  Managing Director


                                               April 23, 1996

                                         ANNEX A
                           EXECUTIVE OFFICERS AND DIRECTORS OF
                          SALOMON BROTHERS INTERNATIONAL LIMITED


                                               Principal Occupation
          Name and Title                       and Business Address
          --------------                       --------------------

          Naguib Kheraj                        Chief Financial Officer and
          Chief Financial Officer                Managing Director
                                               Salomon Brothers
                                                 International Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Charles Senff McVeigh (1)            Chairman and Managing
                                                 Director
          Chairman                             Salomon Brothers
                                                 International Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Peter James Middleton                Chief Executive Officer and
          Chief Executive Officer                Managing Director
          Director                             Salomon Brothers
                                                 International Limited
                                               Chief Executive Officer
                                               Salomon Brothers Europe
                                                 Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Ian Pellow                           Company Secretary
          Company Secretary                    Salomon Brothers
                                                 International Limited
                                               Salomon Brothers Europe
                                                 Limited
                                               Salomon International
                                                 Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Except as footnoted below, each of the individuals listed above is a citizen of the United Kingdom.

          ______________________
          (1)  Citizen of the United States of America


                                               April 23, 1996

                                         ANNEX B
                           EXECUTIVE OFFICERS AND DIRECTORS OF
                             SALOMON BROTHERS EUROPE LIMITED


                                               Principal Occupation
          Name and Title                       and Business Address
          --------------                       --------------------

          Charles Senff McVeigh (1)            Chairman and Managing
          Director                               Director
                                               Salomon Brothers
                                                 International Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Peter James Middleton                Chief Executive Officer and
          Chief Executive Officer                Managing Director
          Director                             Salomon Brothers
                                                 International Limited
                                               Chief Executive Officer
                                               Salomon Brothers Europe
                                                 Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Saul Malcolm Rosen (1)               Managing Director
          Director                             Salomon Brothers Inc
                                               Seven World Trade Center
                                               New York, New York 10048

          Ian Pellow                           Company Secretary
          Company Secretary                    Salomon Brothers
                                                 International Limited
                                               Salomon Brothers Europe
                                                 Limited
                                               Salomon International
                                                 Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Except as footnoted below, each of the individuals listed above is a citizen of the United Kingdom.


          ______________________
           (1)  Citizen of the United States of America


                                               April 23, 1996


                                         ANNEX C
                           EXECUTIVE OFFICERS AND DIRECTORS OF
                              SALOMON INTERNATIONAL LIMITED


                                               Principal Occupation
          Name and Title                       and Business Address
          --------------                       --------------------

          Naguib Kheraj                        Chief Financial Officer and
          Director                               Managing Director
                                               Salomon Brothers
                                                 International Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Charles Senff McVeigh (1)            Chairman and Managing
                                                 Director
          Director                             Salomon Brothers
                                                 International Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Peter James Middleton                Chief Executive Officer and
          Director                               Managing Director
                                               Salomon Brothers
                                                 International Limited
                                               Chief Executive Officer
                                               Salomon Brothers Europe
                                                 Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Roger Peter Paisted                  General Manager
          Director                             Phibro GmbH/London Branch
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Ian Pellow                           Company Secretary
          Company Secretary                    Salomon Brothers
                                                 International Limited
                                               Salomon Brothers Europe
                                                 Limited
                                               Salomon International
                                                 Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Arnold S. Olshin (1)                 Secretary
          Assistant Secretary                  Salomon Inc
                                               Seven World Trade Center
                                               New York, New York  10048

          Robert Austin                        Vice President
          Vice President                       Salomon International
                                                 Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB
                                               England

          Geoffrey Pennells                    Vice President
          Vice President                       Salomon International
                                                 Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB
                                               England

          Except as footnoted below, each of the individuals listed above is a citizen of the United Kingdom.


          ______________________
           (1)  Citizen of the United States of America


                                               April 23, 1996

                                         ANNEX D
                           EXECUTIVE OFFICERS AND DIRECTORS OF
                       SALOMON BROTHERS (INTERNATIONAL) FINANCE AG


                                               Principal Occupation
          Name and Title                       and Business Address
          --------------                       --------------------

          Dr. Alfred Andermatt                 Chairman and Director
          Chairman and Director                Rachtsanwalt Dr. A.
                                                 Andermatt
                                               Gottardstrasse 18
                                               63 Zug/Switzerland


          Vital Meyer                          Vice Chairman and Director
          Vice Chairman and Director           Goldauerstrasse 7
                                               6422 Steinen/Switerland


          Jerome H. Bailey                     Chief Financial Officer;
          Director                               Managing Director
                                               Salomon Inc
                                               Seven World Trade Center
                                               New York, New York  10048



                                               April 23, 1996


                                         ANNEX E
                           EXECUTIVE OFFICERS AND DIRECTORS OF
                           SALOMON BROTHERS HOLDING COMPANY INC


                                               Principal Occupation
          Name and Title                       and Business Address
          --------------                       --------------------

          Jerome H. Bailey(1)                  Chief Financial Officer and
          Chief Financial Officer and            Managing Director
            Managing Director                  Salomon Brothers Inc
                                               Seven World Trade Center
                                               New York, New York  10048

                                               Chief Financial Officer
                                               Salomon Inc
                                               Seven World Trade Center
                                               New York, New York  10048


          Rodney B. Berens(1) (2)              Managing Director
          Managing Director                    Salomon Brothers Inc
                                               Seven World Trade Center
                                               New York, New York  10048

          Thomas W. Brock(1)                   Chairman and Chief Executive
                                                 Officer
          Managing Director                    Salomon Brothers Asset
                                                 Management Inc
                                               Seven World Trade Center
                                               New York, New York  10048


          Robert E. Denham(3)                  Director, Chairman and
          Managing Director                      Chief Executive Officer
                                               Salomon Inc
                                               Seven World Trade Center
                                               New York, New York  10048

          Eric C. Fast(2)                      Managing Director
          Managing Director                    Salomon Brothers Inc
                                               Seven World Trade Center
                                               New York, New York  10048

          Bruce C. Hackett(1)                  Managing Director
          Managing Director                    Salomon Brothers Inc
                                               Seven World Trade Center
                                               New York, New York  10048

          John L. Haseltine(1)(2)              Managing Director
          Managing Director                    Salomon Brothers Inc
                                               Seven World Trade Center
                                               New York, New York  10048

          Toshiharu Kajima(1) (4)              Chief Executive Officer
          Managing Director                    Salomon Brothers Asia
                                                 Limited
                                               Akasaka Park Building
                                               2-20, Akasaka 5-chome
                                               Minatu-Ku, Tokyo 107  Japan


          Thomas W. Jasper                     Treasurer and Managing
          Treasurer and                          Director
            Managing Director                  Salomon Brothers Inc
                                               Seven World Trade Center
                                               New York, New York  10048

          Deryck C. Maughan(1)(2)(3)(5)        Chairman and Chief Executive
          Chairman and Chief Executive           Officer
            Officer                            Salomon Brothers Inc
                                               Seven World Trade Center
                                               New York, New York  10048

          Kenneth K. Marshall(1)               Chief Administrative Officer
          Chief Administrative Officer           and Managing Director
            and Managing Director              Salomon Brothers Inc
                                               Seven World Trade Center
                                               New York, New York  10048

          Eduardo G. Mestre(1) (2)             Managing Director
          Managing Director                    Salomon Brothers Inc
                                               Seven World Trade Center
                                               New York, New York  10048

          Peter J. Middleton(1) (5)            Chief Executive Officer
          Managing Director                    Salomon Brothers
                                                 International Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London, SW1B  0SB
                                               England

          Robert H. Mundheim(1)                Secretary and Managing
          Secretary and                          Director
            Managing Director                  Salomon Brothers Inc
                                               Seven World Trade Center
                                               New York, New York  10048


          Shigeru Myojin(1) (2) (4)            Vice Chairman and Managing
          Vice Chairman and                      Director
            Managing Director                  Salomon Brothers Inc
                                               Salomon Brothers Asia Limited
                                               Akasaka Park Building
                                               2-20, Akasaka 5-chome
                                               Minatu-Ku, Tokyo 107  Japan



               The officers and directors of Salomon Brothers Holding Company Inc ("SBHC") are the same as those for Salomon Brothers Inc.

                                       Citizenship

               Except as footnoted below, each of the individuals listed above is a citizen of the United States.


          ______________________

           (1)  Member of the Management Board
           (2)  Member of the Operating Committee
           (3)  Member of the Board of Directors
           (4)  Citizen of Japan
           (5)  Citizen of Great Britain


                                            April 23, 1996

                                       ANNEX F

                           EXECUTIVE OFFICERS AND DIRECTORS

                                    OF SALOMON INC

                                            Principal Occupation
          Name and Title                    and Business Address
          --------------                    --------------------

          Dwayne O. Andreas                 Chairman of the Board and
          Director                            Chief Executive
                                            Archer Daniels Midland Company
                                            Box 1470
                                            Decatur, Illinois  62525

          Jerome H. Bailey                  Chief Financial Officer
          Chief Financial Officer           Salomon Inc
                                            Seven World Trade Center
                                            New York, New York  10048

                                            Chief Financial Officer and
                                              Managing Director
                                            Salomon Brothers Inc
                                            Seven World Trade Center
                                            New York, New York  10048

          Warren E. Buffett(1)              Chairman and Chief Executive
          Director                            Officer
                                            Berkshire Hathaway Inc.
                                            1440 Kiewit Plaza
                                            Omaha, Nebraska  68131

          Richard J. Carbone                Controller
          Controller                        Salomon Inc
                                            Seven World Trade Center
                                            New York, New York  10048

          Robert E. Denham(1)               Director, Chairman and Chief
          Director, Chairman and Chief        Executive Officer
            Executive Officer               Salomon Inc
                                            Seven World Trade Center
                                            New York, New York  10048

          Dr. Claire M. Fagin               Leadership Professor
          Director                          School of Nursing
                                            University of Pennsylvania
                                            Philadelphia, Pennsylvania
                                              19104

          John L. Haseltine                 Managing Director
          Director                          Salomon Brothers Inc
                                            Seven World Trade Center
                                            New York, New York  10048

          Gedale B. Horowitz                Senior Executive Director
          Director and Executive            Salomon Brothers Holding
            Vice President                    Company Inc
                                            Salomon Brothers Inc


                                            Seven World Trade Center
                                            New York, New York  10048

          Thomas W. Jasper                  Treasurer
          Treasurer                         Salomon Inc
                                            Seven World Trade Center
                                            New York, New York  10048

                                            Treasurer and Managing Director
                                            Salomon Brothers Holding
                                              Company Inc
                                            Salomon Brothers Inc
                                            Seven World Trade Center
                                            New York, New York  10048

          Deryck C. Maughan(2)              Chairman and Chief Executive
          Director and Executive              Officer
          Vice President                    Salomon Brothers Holding
                                              Company Inc
                                            Salomon Brothers Inc
                                            Seven World Trade Center
                                            New York, New York  10048

          David O. Maxwell                  Retired
          Director                          c/o Salomon Inc
                                            Seven World Trade Center
                                            New York, New York  10048

          William F. May(1)                 Chairman and Chief
          Director                            Executive Officer
                                            Statue of Liberty-Ellis
                                              Island Foundation, Inc.
                                            c/o Salomon Inc
                                            Seven World Trade Center
                                            New York, New York  10048

          Robert H. Mundheim                Executive Vice President and
          Executive Vice President and         General Counsel
           General Counsel                  Salomon Inc
                                            Seven World Trade Center
                                            New York, New York  10048

          Charles T. Munger                 Vice Chairman
          Director                          Berkshire Hathaway Inc.
                                            355 So. Grand Avenue
                                            Los Angeles, California  90071

          Shigeru Myojin(3)                 Vice Chairman
          Director                          Salomon Brothers Inc
                                            Victoria Plaza
                                            111 Buckingham Palace Rd.
                                            London, SW1W OSB, England

          Louis A. Simpson(1)               Director, President and
          Director                          Chief Executive Officer,
                                            Capital Operations
                                            GEICO Corporation
                                            One Geico Plaza
                                            5260 Western Avenue
                                            Washington, D.C.  20076-0001


          Robert G. Zeller(1)               Retired
          Director                          c/o Salomon Inc
                                            Seven World Trade Center
                                            New York, New York  10048

                                     Citizenship

          Except as footnoted below, each of the individuals listed above is a citizen of the United States.


          (1)  Member of the Executive Committee
          (2)  Citizen of Great Britain
          (3)  Citizen of Japan


                                       ANNEX G

                    Part I

                    Set forth below are the purchases and sales of Preferred Stock by SBI from December 17, 1995 through 4:00 p.m., Eastern Daylight Time on April 22, 1996. ("P" means purchase, and "S" means sale.)
          Date                 Number of Shares      Price Per Share
          ----                 ----------------      ---------------
          January 31, 1996        569,576(P)             FF 207.182*
          January 31, 1996         40,725(P)             FF 207.182*
          January 31, 1996        162,500(S)             US$40.50
          February 1, 1996         25,000(S)             US$40.50
          February 8, 1996         30,000(S)             US$41.625
          February 9, 1996         35,000(S)             US$41.75
          February 13, 1996        75,000(S)             US$43.198
          February 13, 1996        25,000(S)             US$42.375
          February 13, 1996        30,000(S)             US$43.25
          February 28, 1996         1,500(S)             US$47.625
          February 28, 1996        81,000(S)             US$47.50
          February 28, 1996        15,400(S)             US$47.375
          March 4, 1996            25,000(S)             US$48.25
          April 10, 1996            7,500(P)             US$43.50
          April 10, 1996            6,800(P)             US$44.00

          ___________________

          *  Acquired pursuant to exercise of the Options.  See Item 3.

                    Except as otherwise noted, all purchases and sales of Preferred Stock made by SBI before February 28, 1996 were made on a when, as and if issued basis in the over-the-counter market. All such purchases and sales of Preferred Stock made by SBI on or after February 28, 1996 were effected on the New York Stock Exchange.

                    Part II

                    Set forth below are the purchases and sales of Preferred Stock by SBIL from December 17, 1995 through 4:00 p.m., Eastern Daylight Time on April 22, 1996. ("P" means purchase, and "S" means sale.)
          Date                 Number of Shares     Price Per Share
          ----                 ----------------     ---------------
          January 26, 1996         60,000(S)            US$40.00
          January 30, 1996        163,500(S)            US$40.125
          January 31, 1996        162,500(P)            US$40.50
          February 15, 1996       777,750(P)            *
          March 25, 1996            2,500(S)            US$48.018
          March 26, 1996           13,400(S)            US$47.187
          March 27, 1996            3,000(S)            US$48.00
          April 3, 1996            30,000(S)            US$47.125
          April 8, 1996             4,500(S)            US$46.3556
          April 16, 1996           20,000(S)            US$43.375
          April 18, 1996            4,500(S)            US$44.0139
          April 18, 1996            1,000(S)            US$44.00
          April 22, 1996            1,100(S)            US$45.875
          ___________________

          *  Acquired pursuant to the Exchange Offer.  See Item 3.


                    Except as otherwise noted, all purchases and sales of Preferred Stock made by SBIL before February 28, 1996 were made on a when, as and if issued basis in the over-the-counter market. All such purchases and sales of Preferred Stock made by SBIL on or after February 28, 1996 were effected on the New York Stock Exchange.